Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations attributable to common shareholders	$381,814	$387,380	$328,110	$324,688	$236,839	$259,871
Income taxes	221,424	237,317	183,604	160,869	138,551	95,231
Fixed charges	154,499	219,437	246,462	248,664	241,807	224,760
Total earnings	$757,737	$844,134	$758,176	$734,221	$617,197	$579,862

Fixed Charges:
Interest expense	$151,372	$214,616	$241,995	$244,174	$237,766	$220,223
Estimated interest portion of annual rents	3,127	4,821	4,467	4,490	4,041	4,537
Total fixed charges	$154,499	$219,437	$246,462	$248,664	$241,807	$224,760

Ratio of Earnings to Fixed Charges (rounded down)	4.90	3.84	3.07	2.95	2.55	2.57